Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company

ANNOUNCEMENT TO THE MARKET

Conclusion of the acquisition of Banco Carrefour

Further to the Announcement to the Market of April 14, 2011, we wish to inform the market that following authorization from the Central Bank of Brazil, Itaú Unibanco Holding S.A. (“Itaú Unibanco”) has of this date indirectly acquired shares representing 49% of the capital stock of Banco CSF S.A. (“Banco Carrefour”).

Banco Carrefour is responsible for the exclusive offering and distribution of financial, insurance and pension products and services through the distribution channels operating under the "Carrefour" flag in Brazil.

With this operation, Itaú Unibanco reiterates its commitment to the Brazilian market and to the creation of long-term value for its shareholders.

São Paulo (SP), May 31, 2012.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer